UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Robert J. Suttman, II
    c/o Eubel Brady & Suttman Asset Management, Inc.
    7777 Washington Village Drive
    Ste. 210
    Dayton, Ohio 45459

2.  Date of Event Requiring Statement (Month/Day/Year)

    April 23, 1998

3.  IRS Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Tower Tech, Inc.
    TTMT

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other
    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

   Common Stock         72,500+            (I)           General Partner or
                                                         Principal of
                                                         Investment Manager



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            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4.Conver-      5.Ownership     6.Nature of
  Derivative     cisable and     of Securities          sion or        Form of         Indirect
  Security       Expiration      Underlying             Exercise       Derivative      Beneficial
                 Date            Derivative Security    Price of       Security:       Ownership
                 (Month/Day/      ---------------       Deri-          Direct(D) or
                 Year)           Title   Amount or      vative         Indirect (I)
               ---------------           Number of      Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date

  Convertible  present 6/30/00 Common    324,889+      $9.00           (I)           General Partner
  Subordinated                 Stock                                                 or Principal of
  Debentures                                                                           Investment
  (10% coupon)*                                                                        Manager

  Convertible  present 6/30/00 Common      2,778        $9.00          (D)
  Subordinated                 Stock
  Debentures
  (10% coupon)*


EXPLANATION OF RESPONSES:
* Convertible Subordinated Debentures (10% Coupon) are convertible into Common Stock at any time at the option of the holder.

+ The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.



SIGNATURE OF REPORTING PERSON

         /s/ Robert J. Suttman, II

             Robert J. Suttman, II

DATE
June 26, 1998







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